Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2019

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company's audited consolidated financial statements for the years ended December 31, 2019 and 2018 (the "consolidated Financial Statements"). The date of this MD&A is March 30, 2020. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

For additional information, including Obsidian Energy’s consolidated Financial Statements and Annual Information Form, please go to the Company’s website at www.obsidianenergy.com, in Canada to the SEDAR website at www.sedar.com or in the United States to the EDGAR website at www.sec.gov.

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues, net debt and earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company's disclosure under the headings "Non-GAAP Measures", "Oil and Gas Information", and "Forward-Looking Statements" included at the end of this MD&A.

All per share figures included in this MD&A reflect the 7:1 common share consolidation that was effective June 5, 2019.

Annual Financial Summary

	Year ended December 31
(millions, except per share amounts)	2019	2018	2017
Oil and natural gas sales and other income	$418	$444	$450
Cash flow from operations	77	99	125
Basic and Diluted per share	1.06	1.36	1.74
Funds flow from operations	160	92	192
Basic and Diluted per share	2.20	1.26	2.67
Net loss	(788)	(305)	(84)
Basic and Diluted per share	(10.81)	(4.22)	(1.17)
Capital expenditures (1)	103	168	141
Property acquisitions (dispositions), net	(11)	(13)	(110)
Debt (2)	461	419	359
Total assets	$1,904	$2,650	$3,008

(1)	Includes the effect of capital carried by partners in 2017.
(2)	Includes drawings under the Company’s syndicated credit facility and outstanding senior notes.

The Company’s operations have become more focused on the Cardium since 2017 as a result of asset disposition activity and the completion of our Legacy shut-in program in early 2019 which removed several negative cash flow properties from our portfolio. This resulted in lower oil and natural gas sales in 2019 compared to prior years.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

In 2019, cash flow from operations was lower than the comparative periods as a result of the Company’s reduced size and more focused operations. Funds flow from operations increased significantly compared to 2018 as a result of lower realized risk management losses. Additionally, in late 2018, volatile crude oil differentials reduced both cash flow from operations and funds flow from operations.

The net loss in each year is partially attributed to higher depletion costs on a per boe basis. The net loss for 2019 was also impacted by non-cash property, plant and equipment (“PP&E”) impairment charges as a result of classifying our interest in the Peace River Oil Partnership (“PROP”) as held for sale during the second quarter and impairment charges recorded in our Cardium CGU based on economic factors and our Legacy CGU as the Company focuses on shutting in uneconomic properties in the area. In 2018, realized risk management losses related to the Company’s outstanding hedges, non-cash PP&E impairments and widening crude oil differentials, which reduced revenues late in 2018, also contributed to the loss.

In 2019, the Company focused on spending within funds flow from operations and, as a result of volatile commodity prices, capital expenditures were lower than the comparative periods. The Company has been concentrating on development of the Willesden Green play in the Cardium since mid-2018.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31
Three months ended	2019	2019	2019	2019	2018	2018	2018	2018
Oil and natural gas sales and other income	$112	$94	$109	$103	$82	$124	$122	$116
Cash flow from operations	49	32	(3)	(1)	19	43	(20)	57
Basic per share	0.67	0.44	(0.04)	(0.01)	0.26	0.59	(0.28)	0.79
Diluted per share	0.67	0.44	(0.04)	(0.01)	0.26	0.59	(0.28)	0.79
Funds flow from operations (1)	54	29	41	36	(2)	26	32	35
Basic per share	0.74	0.40	0.56	0.50	(0.03)	0.36	0.44	0.49
Diluted per share	0.74	0.40	0.56	0.50	(0.03)	0.36	0.44	0.49
Net income (loss)	(544)	(28)	(162)	(54)	(113)	(31)	(96)	(65)
Basic per share	(7.45)	(0.38)	(2.22)	(0.74)	(1.56)	(0.43)	(1.33)	(0.90)
Diluted per share	$(7.45)	$(0.38)	$(2.22)	$(0.74)	$(1.56)	$(0.43)	$(1.33)	$(0.90)
Production
Light oil (bbls/d)	12,246	10,802	12,453	12,376	11,429	10,790	11,057	12,105
Heavy oil (bbls/d)	3,718	3,991	4,059	4,096	4,784	4,833	5,172	4,751
NGLs (bbls/d)	2,095	2,192	2,201	2,122	2,788	2,222	2,322	2,307
Natural gas (mmcf/d)	52	51	55	54	65	60	61	62
Total (boe/d)	26,639	25,505	27,835	27,651	29,905	27,777	28,697	29,443

(1)	Please refer to the prior quarterly filings for reconciliations of cash flow from operations to funds flow from operations.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Cash flow from Operations and Funds Flow from Operations

	Year ended December 31
(millions, except per share amounts)	2019	2018
Cash flow from operating activities	$77	$99
Change in non-cash working capital	40	(68)
Decommissioning expenditures	14	9
Onerous office lease settlements	2	13
Settlements of normal course foreign exchange contracts	—	3
Realized foreign exchange loss – debt maturities	3	8
Realized foreign exchange loss – hedging repayment (1)	—	18
Restructuring charges (2)	4	8
Other expenses (3)	20	16
Monetization of transportation contract (4)	—	(14)
Funds flow from operations	$160	$92

Per share – funds flow from operations
Basic and Diluted per share	$2.20	$1.26

(1)	In 2018, the Company’s outstanding GBP cross currency swap matured resulting in an $18 million realized loss.
(2)	In 2018 and 2019, excludes the non-cash portion of restructuring.
(3)	Includes legal fees related to ongoing claims against former Penn West Petroleum Ltd. (“Penn West”) employees related to the Company’s 2014 restatement of certain financial results. The Company settled the outstanding lawsuit it had with the United States Securities and Exchange Commission previously in 2017.
(4)	In 2018, the Company monetized a physical delivery contract on 15 mmcf of natural gas per day to Northern Border Ventura for US$10.5 million (CAD$14 million).

In 2019, funds flow from operations increased from the comparable period due to lower operating, transportation and general and administrative (“G&A”) expenses. The Company focused on several cost savings initiatives that resulted in a lower cost structure, specifically in the second half of 2019. Results in 2018 were also impacted by realized risk management losses on crude oil contracts and widening crude oil differentials.

Cash flow from operations in 2019 also benefited from the before mentioned cost reductions, however, were lower than the comparable period primary due to timing on changes in non-cash working capital.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Business Strategy

In the third quarter of 2019, the Company’s Board of Directors determined that it was in the best interest of the Company and our stakeholders to initiate a formal process to explore strategic alternatives. This process remains ongoing. This strategic review process is to evaluate Obsidian Energy’s strategic options and alternatives to maximize shareholder value. Such strategic alternatives may include, but are not limited to, a corporate sale, merger or other business combination, a disposition of all or a portion of the Company’s assets, a recapitalization, a refinancing of its capital structure, or any combination of the foregoing. The Board of Directors is undertaking a broad review of the potential alternatives to enhance stakeholder value and hired Tudor, Pickering, Holt & Co. as our financial advisor in connection with the review and analysis of strategic alternatives. We do not intend to provide updates until such time as the Board of Directors approves a definitive transaction or strategic alternative, or otherwise determines that further disclosure is necessary or appropriate.

The strategic review process has had no impact on the Company’s operations as we continue to focus on development in the Willesden Green area of the Cardium as it unlocks value on this predictable, short payback, low decline light-oil asset. The Company has taken a “manufacturing style” approach to full field development of this play which has resulted in strong production results and cost synergies in the field. We continue to focus on our development and strategic efforts in the Cardium, marketing of our interest in PROP and participating in the Area-Based Closure (“ABC”) reclamation program which has resulted in, amongst other effects, shutting in various Legacy assets. Additionally, the Company will continue to evaluate asset dispositions and other transactions as part of the strategic review process.

Over the past several months, the Company continued to focus on cost savings initiatives as evidenced by the low operating and G&A expense results in the fourth quarter of 2019. Additionally, subsequent to December 31, 2019, the Company entered into an agreement with our building landlord to reduce the Company’s net rent amount payable under our office lease to a maximum of $0.8 million per month ($10 million per annum) for the period from February 1, 2020 through January 31, 2025, when the lease expires. This agreement resulted in a reduction in the annual amount owed by the Company under its office lease of approximately $7 million per year. Additionally, the building landlord agreed to indemnify the Company on all existing subleases.

Subsequent to December 31, 2019, the Oil and Gas industry has experienced significant volatility with commodity prices, specifically crude oil prices. This is primarily due to macro-economic uncertainty, due to OPEC and Russia abandoning production quotas and increasing production levels, reduced demand for commodity products as a result of the COVID-19 outbreak and potential lack of storage forcing production shut-ins. At the time crude oil prices fell, we had completed the majority of our drilling program for the first half of 2020, which is expected to total $54 million including drilling 10 horizontal wells, as well as other operational spending and decommissioning expenditures. If the current low crude oil price environment continues, the Company anticipates minimal capital spending for the remainder of the year, however, we do have the operational flexibility to begin drilling activities quickly once crude oil prices recover.

As Obsidian Energy moves forward, we believe our plan to focus on our industry leading Cardium position offers a predictable, liquids weighted, production profile generating sustainable value for all stakeholders.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Benchmark prices
WTI crude oil ($US/bbl)	$56.96	$56.45	$59.81	$54.90	$58.81	$69.50	$67.88	$62.87
Edm mixed sweet par price (CAD$/bbl)	67.99	68.40	73.81	66.52	42.97	81.92	80.62	72.15
Western Canada Select (CAD$/bbl)	54.29	58.39	65.72	56.73	25.63	61.76	62.82	48.46
NYMEX Henry Hub ($US/mcf)	2.50	2.32	2.47	2.85	3.68	2.86	2.80	3.00
AECO Index (CAD$/mcf)	2.48	0.92	1.08	2.66	1.74	1.20	1.11	1.96
Foreign exchange rate (CAD$/$US)	1.320	1.321	1.338	1.329	1.322	1.307	1.291	1.265

Average sales price (1)
Light oil (CAD$/bbl)	70.57	68.14	72.20	64.88	37.88	82.70	78.50	68.66
Heavy oil (CAD$/bbl)	41.80	40.44	42.63	30.62	7.70	45.30	46.81	31.34
NGLs (CAD$/bbl)	31.42	15.75	14.95	21.44	24.99	40.47	42.91	41.11
Total liquids (CAD$/bbl)	60.10	54.87	59.05	52.37	28.39	67.31	65.21	56.09
Natural gas (CAD$/mcf)	2.55	1.05	1.18	2.41	2.46	1.87	1.62	2.87

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(5.37)	(4.66)	(4.63)	(4.85)	(26.30)	(6.83)	(5.45)	(5.90)
WTI - WCS Heavy ($US/bbl)	$(15.83)	$(12.24)	$(10.68)	$(12.22)	$(39.42)	$(22.25)	$(19.27)	$(24.51)

(1)    Excludes the impact of realized hedging gains or losses.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Crude Oil

WTI prices averaged US$56.96 per barrel in the fourth quarter of 2019. Crude oil prices increased throughout the quarter, averaging US$59.80 per barrel in December as a result of increased tension in the Middle East, further OPEC output reductions and optimism around a trade deal between the US and China. In January 2020, prices continued to rise and were above US$60 per barrel due to escalating conflicts between the US and Iran. This conflict eventually subsided, and the focus shifted to the potential outlook for worldwide crude oil demand in response to the impact of the COVID-19 outbreak and concerns over additional supply as OPEC restrictions stop at the end of March and both Saudi Arabia and Russia have signaled potential production increases. As a result, crude oil prices have since decreased into the US$20 per barrel range. On a full-year basis, WTI averaged US$57.03 per barrel in 2019 compared to US$64.77 per barrel in 2018.

Crude oil differentials remained tight throughout most of the fourth quarter of 2019, however, they widened in December due to an increase in Western Canadian inventory levels that resulted from Keystone’s pipeline downtime and the CN Rail strike. For the fourth quarter of 2019, light oil differentials averaged US$5.37 per barrel and heavy oil differentials averaged US$15.83 per barrel.

In 2020, the Company has the following crude oil hedges in place on a weighted average basis:

	January	February	March	April	May	June
WTI $CAD	76.61	78.98	78.58	78.11	77.92	77.41
Total bbl/day	8,250	7,750	7,000	4,000	3,000	2,000

Natural Gas

NYMEX Henry Hub gas prices started the fourth quarter of 2019 at US$2.36 per MMbtu and remained in the low to mid US$2.00 per MMbtu range before briefly reaching a high of US$2.87 per MMbtu in early November. Prices then subsided in late December to a low of US$1.75 per MMbtu due to warmer weather and an LNG surplus. In Alberta, AECO prices were impacted at the beginning of October due to restricted capacity out of the province. In mid-October TC Energy implemented a temporary service protocol until mid-November which increased export and storage access and resulted in higher prices. During the fourth quarter of 2019, AECO (5A) averaged $2.48 per mcf.  On a full-year basis, AECO daily (5A) averaged $1.76 per mcf in 2019 compared to $1.42 per mcf in 2018.

In 2020, the Company has the following natural gas hedges in place on a weighted average basis:

	January	February	March	Q2	Q3
AECO $CAD	2.54	2.45	—	1.68	1.68
Total mcf/day	21,800	17,000	—	23,700	22,800
OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Average Sales Prices

	Year ended December 31
	2019	2018	% change
Light oil (per bbl)	$68.99	$66.60	4
Heavy oil (per bbl)	38.82	33.07	17
NGLs (per bbl)	20.77	36.69	(43)
Total liquids (per bbl)	56.63	53.94	5
Risk management (loss) gain (per bbl)	(0.98)	(10.72)	(91)
Total liquids price, net (per bbl)	55.65	43.22	29

Natural gas (per mcf)	1.79	2.21	(19)
Risk management (loss) gain (per mcf)	—	0.38	n/a
Natural gas net (per mcf)	1.79	2.59	(31)

Weighted average (per boe)	41.60	39.45	5
Risk management (loss) gain (per boe)	(0.66)	(6.10)	(89)
Weighted average net (per boe)	$40.94	$33.35	23

Performance Indicators

Obsidian Energy monitors performance based on the following three key focus areas using several qualitative and quantitative factors:

•	Values – Execution of our field, health, safety, environmental and regulatory programs and our focus on operational excellence;
•	Delivery – Key performance metrics include obtaining a leading cost structure within the industry and a focus on free cash flow generation; and
•	Sustainability – Management of the Company’s asset portfolio, financial stewardship and the goal of sustaining production and reserves and long-term competitive return on investment for our shareholders.

Values

At Obsidian Energy, the health, safety and wellness of our employees, contractors and stakeholders living within our areas of operation is paramount. Safety policies, procedures and programs developed by Obsidian Energy shall meet or exceed legislative requirements and all injuries and serious incidents are reported and investigated accordingly. Additionally, the Company is committed to minimizing the environmental impacts of our operations with our programs focusing on stakeholder communication, impact minimization, resource conservation and site abandonment and reclamation. Throughout our operations, Obsidian Energy requires a high standard of professional conduct and supports a culture that ensures all individuals act with integrity and respect. These principles form the operational standards for the Company.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Delivery

The Company met all key performance targets in 2019 as we continued to emphasize operational execution and focus on cost reduction initiatives.

•	The Company’s average annual production of 26,901 boe per day was within production guidance of 26,750 to 27,250 boe per day;
•	Capital expenditures were $103 million compared to guidance of $108 million and decommissioning expenditures were $14 million compared to guidance of $12 million;
•	Operating costs per boe were $13.42 per boe, lower than the Company’s guidance of $13.50 - $13.75 per boe; and
•	G&A costs per boe were $2.03, lower than the Company’s guidance of $2.10 - $2.35 per boe.

In 2020, the Company will continue to target capital expenditures within funds flow from operations. For first half 2020 targets, please refer to the “Outlook” section below.

Sustainability

In 2019, Obsidian Energy continued to focus on development of the Willesden Green play in the Cardium. This led to strong reserve results where the Company replaced 139 percent of our 2019 production on a proved plus probable reserves basis. The Company has continued with this development focus in early 2020. For the first half of 2020, Obsidian Energy has a capital expenditure budget of $54 million, which includes $8 million of decommissioning expenditures, and drilling of 10 wells all of which have been completed. If the current oil price environment continues, we expect to have minimal development capital expenditures going forward. The Company has significant drilling inventory in the Cardium and has the operational flexibility to modify our capital program as commodity prices allow.

RESULTS OF OPERATIONS

Production

	Year ended December 31
Daily production	2019	2018	% change
Light oil (bbls/d)	11,966	11,342	6
Heavy oil (bbls/d)	3,965	4,885	(19)
NGLs (bbls/d)	2,153	2,410	(11)
Natural gas (mmcf/d)	53	62	(15)
Total production (boe/d)	26,901	28,953	(7)

Light oil production increased from the comparable period as a result of the Company’s continued focus on the Cardium and the strong production results from our development program. Additionally, the Company has an active optimization program which has mitigated base production declines.

Production decreased from the comparable periods due to the following:

•	In late 2018 and into early 2019, the Company completed its legacy asset shut-in program which removed several negative cash flow properties from its portfolio and reduced production volumes, particularly related to natural gas.
•	Natural gas and heavy oil production declines in our remaining areas reduced production due to restricted capital spending as the Company focused on light-oil development in the Cardium.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Average production within the Company’s key development areas and within the Company’s Legacy asset area was as follows:

	Year ended December 31
Daily production (boe/d)	2019	2018	% change
Cardium	20,706	20,303	2
Peace River	4,452	4,942	(10)
Alberta Viking	987	1,682	(41)
Legacy	756	2,026	(63)
Total	26,901	28,953	(7)

Netbacks

	Year ended December 31
	2019			2018
	Liquids	Natural Gas	Combined	Combined
	(bbl)	(mcf)	(boe)	(boe)

Operating netback:
Sales price	$56.63	$1.79	$41.60	$39.45
Risk management loss (1)	(0.98)	—	(0.66)	(6.10)
Royalties	(4.51)	(0.04)	(3.11)	(3.40)
Transportation	(3.30)	(0.28)	(2.76)	(3.39)
Operating costs (2)	(16.70)	(1.11)	(13.42)	(13.89)
Netback	$31.14	$0.36	$21.65	$12.67

	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	18,084	53	26,901	28,953

(1)	Realized risk management losses on commodity contracts.
(2)	For 2019, includes the benefit of third party processing fees totaling $8 million (2018 - $11 million).

In 2019, the Company’s netbacks were higher than the prior year primarily due to lower realized risk management losses. Cost saving initiatives, including the Company’s Legacy asset shut-in program, resulted in lower costs in 2019 which also contributed to higher netbacks.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Oil and Natural Gas Sales and Gross Revenues

A reconciliation from oil and natural gas sales and other income to gross revenues is as follows:

	Year ended December 31
(millions)	2019	2018
Oil and natural gas sales and other income	$418	$444
Realized risk management loss (1)	(6)	(65)
Less: Processing fees	(8)	(11)
Less: Other income	(2)	(14)
Gross revenues	$402	$354

(1)	Relates to realized risk management gains and losses on commodity contracts

Oil and natural gas sales and other income were lower in 2019 primarily as a result of lower production volumes, partially offset by higher realized crude oil prices. Gross revenues increased from the comparative period mainly due to lower realized risk management losses.

Change in Gross Revenues

(millions)
Gross revenues – January 1 – December 31, 2018	$354
Decrease in liquids production	(4)
Increase in liquids prices (1)	76
Decrease in natural gas production	(8)
Decrease in natural gas prices (1)	(16)
Gross revenues – January 1 – December 31, 2019 (2)	$402

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Excludes processing fees and other income.

Royalties

	Year ended December 31
	2019	2018
Royalties (millions)	$31	$36
Average royalty rate (1)	8%	9%
$/boe	$3.11	$3.40

(1)	Excludes effects of risk management activities and other income.

In 2019, royalties decreased from the comparable period largely due to lower production volumes as a result of the Company’s Legacy shut-in program.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Expenses

	Year ended December 31
(millions)	2019	2018
Operating (1)	$131	$147
Transportation	27	36
Financing	40	21
Share-based compensation	$5	$6

	Year ended December 31
(per boe)	2019	2018
Operating (1)	$13.42	$13.89
Transportation	2.76	3.39
Financing	4.13	1.96
Share-based compensation	$0.47	$0.58

(1)    Includes the benefit of third-party processing fees totaling $8 million for 2019 (2018 - $11 million).

Operating

In early 2019, the Company completed our legacy asset shut-in program which removed several negative cash flow properties from our portfolio and reduced operating costs. The Company continued to work through several initiatives to further reduce our cost structure, including streamlining our asset base. We will continue these efforts in 2020.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. These higher prices are partially offset by additional transportation costs. The changes from the comparable periods is mainly due to the implementation of IFRS 16, where certain transportation commitments ($6 million or $0.61 per boe for 2019) are now classified as leases under the new standard, which results in the cash outflow being recorded against the lease liability rather than transportation expense.

Financing

Financing expense consists of the following:

	Year ended December 31
(millions)	2019	2018
Interest on long-term-debt	$33	$21
Unwinding of discount on lease liabilities	7	—
Financing	$40	$21

Obsidian Energy’s debt structure includes short-term financings under its syndicated credit facility and long-term financing through its senior notes. Financing charges increased from the comparable period mainly due to higher drawn balances under the Company’s syndicated credit facility. This higher balance is due, in part, to a reduction in accounts payable from 2018 as a result of a lower capital program in 2019. An increase in the interest rate charged by lenders combined with a higher drawn amount also contributed to the higher expense. Additionally, the Company adopted IFRS 16 on January 1, 2019 which resulted in $7 million recorded within financing expense for 2019 related to the unwinding of the discount rate on the Company’s lease liability. Comparative information has not been restated.

The interest rates on any non-hedged portion of the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as advances on the syndicated credit facility are generally made under short-term instruments. As at December 31, 2019, 87 percent (2018 – 80 percent) of the Company’s outstanding debt instruments were exposed to changes in short-term interest rates.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination typically in May and November of each year. Subsequent to December 31, 2019, the Company entered into an amending agreement with its banking syndicate whereby the underlying borrowing base of the syndicated credit facility and the amount available to be drawn under the syndicated credit facility is $550 million and $450 million, respectively. Additionally, the following terms were included in the amending agreement:

•	the revolving period under the agreement has been extended to May 31, 2021 with the end date of the term period extended to November 30, 2021;
•	a revolving period reconfirmation date will occur on June 22, 2020, whereby the lenders may accelerate the end date of the revolving period to June 30, 2020 with the end date of the term period also concurrently accelerated to April 1, 2021; and
•	the next scheduled borrowing base redetermination will occur on November 30, 2020.

Additionally, the Company agreed with holders of our senior notes to move the maturity dates of the notes due on March 16, 2020, May 29, 2020, December 2, 2020, December 2, 2022 and December 2, 2025 to November 30, 2021. Under the agreement, the senior notes maturity dates will be accelerated to April 1, 2021, if the borrowing base is not reconfirmed by the syndicated credit facility on June 22, 2020.

In September 2019, the Company announced the initiation of a formal strategic alternative process to maximize shareholder value, this process remains ongoing. Such strategic alternatives may include, but are not limited to, a corporate sale, merger or other business combination, a disposition of all or a portion of the Company’s assets, a recapitalization, a refinancing of its capital structure, or any combination of the foregoing. The Company continues to work through this process however there can be no guarantees on the outcome. The outcome of the strategic review process as well as various factors such as regulations and the commodity price environment lead to risk and uncertainty around revolving period reconfirmations and the terms on future renewals of the syndicated credit facility.

At December 31, 2019, the carrying value of the Company’s senior notes was $62 million (2018 – $82 million). Summary information on the Company’s senior notes outstanding as at December 31, 2019 is as follows:

	Issue date	Amount (millions)	Initial Term (1)	Average interest rate (2)	Weighted average remaining term
2008 Notes	May 29, 2008	US$4	8 – 12 years	6.90%	0.4
2010 Q1 Notes	March 16, 2010	US$10	5 – 15 years	6.35%	0.2
2010 Q4 Notes	December 2, 2010	US$21	5 – 15 years	5.44%	2.0
2011 Notes	November 30, 2011	US$12	5 – 10 years	5.29%	1.9

(1)	Subsequent to December 31, 2019, the Company entered into agreements with holders of our senior notes to change the maturity dates of senior notes due in 2020, 2022 and 2025 to November 2021
(2)	Under covenant amendments that remained in effect until January 1, 2020, the Company’s average interest rate temporarily increased by 50 bps.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Share-Based Compensation

Share-based compensation expense relates to the Company's Stock Option Plan (the “Option Plan”), Restricted and Performance Share Unit Plan (“RPSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation expense consisted of the following:

	Year ended December 31
(millions)	2019	2018
RPSU plan – equity method	$5	$7
PSU plan	—	(1)
Share-based compensation	$5	$6

The share price used in the fair value calculation of the RPSU under the liability method, PSU and DSU obligations at December 31, 2019 was $0.93 per share (2018 – $3.57). Share-based compensation expense related to the DSU plan and Option plan were insignificant.

General and Administrative Expenses

	Year ended December 31
(millions, except per boe amounts)	2019	2018
Gross	$36	$44
Per boe	3.63	4.19
Net	20	24
Per boe	$2.03	$2.24

In 2019, the Company further focused on cost reduction initiatives as our more streamlined operations led to staff reductions, information technology savings and associated lower head office costs. This led to decreases in both gross and net costs from the comparable periods.

Restructuring and other expenses

	Year ended December 31
(millions, except per boe amounts)	2019	2018
Restructuring	$4	$16
Per boe	0.37	1.51
Other	23	16
Per boe	$2.41	$1.51

The amounts included in restructuring primarily related to severance costs as the Company reduced staff with more streamlined operations.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

In 2018, the Company fully utilized available insurance coverage relating to ongoing claims against former Penn West employees arising from the Company's 2014 restatement of certain financial results when we were known as Penn West. A claim brought by the United States Securities and Exchange Commission (SEC) against Penn West was previously settled. The Company has been indemnifying two former employees pursuant to indemnity agreements in connection with ongoing claims brought by the SEC arising out of the same restatement. On July 18, 2019, the Company notified the two former employees that the Company did not believe that the former employees met the criteria for indemnification, that the amounts invoiced on account of indemnification to date were in any event unreasonable, and that the Company would not be making any further advancements on account of indemnification. At the same time, the Company commenced a proceeding in the Court of Queen's Bench of Alberta against the two former employees, seeking a declaration that they had no further entitlement to indemnification, an order compelling them to repay all amounts advanced to date on account of indemnification, an order assessing the reasonableness of the amounts paid to date in respect of the indemnification, and other relief. In response, the two former employees brought a preliminary application to limit the evidence admissible in the proceeding. The preliminary application Judge ruled that the former employees are entitled to continued advancements pending the conclusion of the ongoing claims brought against them by the SEC and any appeals therefrom. The Company has appealed the preliminary application Judges' decision to the Court of Appeal of Alberta. This appeal will likely be heard in December 2020.

Depletion, Depreciation, Impairment and Accretion

	Year ended December 31
(millions, except per boe amounts)	2019	2018
Depletion and depreciation (“D&D”)	$246	$288
D&D expense per boe	25.03	27.22

PP&E Impairment	658	107
PP&E Impairment per boe	66.99	10.11

Accretion	9	10
Accretion expense per boe	$0.97	$0.95

The Company’s D&D expense decreased due to lower production levels as a result of asset disposition activity as well as the impairment recorded within the PROP asset in the second quarter of 2019.

At December 31, 2019, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. As a result of the Company’s net asset value being higher than its market capitalization the Company concluded that an impairment indicator was present resulting in impairment tests being completed across all our CGUs (Cardium, Peace River, Viking and Legacy). As a result of completing the tests, the Company recorded an $450 million non-cash, PP&E impairment in our Cardium CGU mainly due to lower forecast commodity prices and continued volatility within the Oil and Gas industry which caused us to increase the discount rate we applied in the test. Additionally, a $78 million impairment was recorded within our non-Cardium CGU’s, primarily in the Legacy CGU, as the Company is directing no capital to this area.

In the second quarter of 2019, the Company classified its interest in our PROP asset as held for sale as we are working through a formal process to dispose of the asset. As the book value exceeded the estimated fair value to be received through a sales process, a non-cash impairment charge of $130 million was recorded. The Company continues to work through a formal sales process of its interest.

Taxes

As at December 31, 2019 the Company was in a net unrecognized deferred tax asset position of approximately $270 million. Since the Company has not recognized the benefit of deductible timing differences in excess of taxable timing differences, deferred tax expense (recovery) for the quarter is nil.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Tax Pools

	As at December 31
(millions)	2019	2018
Undepreciated capital cost (UCC)	$248	$344
Canadian development expense (CDE)	92	101
Canadian exploration expense (CEE)	2	3
Non-capital losses	2,195	2,076
Other	10	9
Total	$2,547	$2,533

The total tax pool balance increased as a result of the Company’s Cardium development program during 2019 and 2018.

Foreign Exchange

Obsidian Energy records unrealized foreign exchange gains or losses to translate U.S. denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange gains or losses is as follows:

	Year ended December 31
(millions)	2019	2018
Realized foreign exchange loss on debt maturities	$(3)	$(8)
Unrealized foreign exchange gain	6	—
Foreign exchange gain (loss)	$3	$(8)

In 2019, the Company repaid senior notes in the amount of $17 million (2018 - $32 million) and recorded a $3 million realized foreign exchange loss (2018 – $8 million).

Net Loss

	Years ended December 31
(millions, except per share amounts)	2019	2018
Net loss	$(788)	$(305)
Basic and Diluted per share	$(10.81)	$(4.22)

The net loss in 2019 is mainly due to non-cash, PP&E impairment charges as a result of classifying the PROP asset as held for sale during the second quarter which resulted in an impairment charge. Additionally, impairment charges were recorded in the Cardium and Legacy CGUs as part of the impairment tests completed on December 31, 2019.

In 2018, the net loss was mainly due to realized risk management losses on crude oil hedges, non-cash PP&E impairments and widening crude oil differentials, which reduced revenues late in 2018.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Capital Expenditures

	Year ended December 31
(millions)	2019	2018
Drilling and completions	$74	$95
Well equipping and facilities	28	70
Land and geological/geophysical	—	2
Corporate	1	1
Capital expenditures	103	168
Property dispositions, net	(11)	(13)
Total capital expenditures	$92	$155

In 2019, the Company continued to focus on development activities in the Cardium, specifically in the Willesden Green area. All 23 gross wells drilled in 2019 were in this area, with $9 million of maintenance and optimization capital spent outside of the Cardium.

The Company restricted capital expenditures and spent within funds flow from operations in 2019, which resulted in the reduction from 2018 levels.

Drilling

	Year ended December 31
		2019		2018
(number of wells)	Gross	Net	Gross	Net
Oil	23	18.7	38	24.5
Gas and condensate	—	—	3	2.2
Injectors, stratigraphic and service	3	0.4	7	6.1
Total	26	19.1	48	32.8
Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to managing the environmental impact from our operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Obsidian Energy has voluntarily entered the Government of Alberta’s ABC Program which has allowed the Company to accelerate abandonment activities, specifically on inactive properties, in a more cost-effective manner. The Company is remaining in the ABC program for 2020. Additionally, operations are continuously monitored to minimize both environmental and climate change impacts and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	Year ended December 31
(millions)	2019	2018
Long-term debt
Current portion of long-term debt	$434	$17
Long-term portion of long-term debt	27	402
Total	461	419
Working capital deficiency (1)
Cash	(3)	(2)
Restricted cash	(2)	—
Accounts receivable	(66)	(53)
Other	(12)	(12)
Bank overdraft	—	2
Accounts payable and accrued liabilities	117	143
Total	34	78
Net debt	$495	$497

(1)	Includes amounts classified as held for sale.

Net debt was relatively consistent with 2018 as the Company ensured that it spent within funds flow from operations.

At December 31, 2019, the term out period of the credit facility was November 30, 2020. As this was within one year of the balance sheet date, this resulted in the outstanding amount of the syndicated credit facility being presented as a current liability. Subsequent to December 31, 2019, the Company re-negotiated its syndicated credit facility which results in an extension of the term-out period to November 30, 2021. A revolving period reconfirmation date will occur on June 22, 2020, whereby the lenders may accelerate the end date of the term period to April 1, 2021, if the borrowing base is not re-confirmed.

Additionally, subsequent to December 31, 2019, the Company agreed with holders of our senior notes to change the maturity dates on senior notes due in 2020, 2022 and 2025 to November 30, 2021. If the revolving period of the syndicated credit facility is not re-confirmed on June 22, 2020, the maturity dates of the senior notes will be accelerated to April 1, 2021.

Liquidity

The Company has a reserve-based syndicated credit facility with an underlying borrowing base of $550 million and a borrowing limit of $450 million. For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company's lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company's financial flexibility and capital program, supporting the Company's ability to capture opportunities in the market and execute longer-term business strategies.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

The Company has a number of covenants related to its syndicated credit facility and senior notes. On December 31, 2019, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	December 31, 2019
Senior debt to Adjusted EBITDA (1)	Less than 4.25:1	2.57
Total debt to Adjusted EBITDA (1)	Less than 4.25:1	2.57
Senior debt to capitalization	Less than 50%	30%
Total debt to capitalization	Less than 55%	30%

(1)    Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to our syndicated bank facility and senior notes. Refer to the “Non-GAAP Measures” section for discussion.

In the first quarter of 2019, due to the impact of widening crude oil differentials in the fourth quarter of 2018, the Company entered into amending agreements with holders of our senior notes to temporarily amend our financial covenants for all quarters in 2019. Senior debt to Adjusted EBITDA and Total debt to Adjusted EBITDA were reset during this period and calculated on a rolling basis starting on January 1, 2019. The maximum for both ratios was to be less than or equal to 4.25:1 in 2019, decreasing to 3:1 from January 1, 2020 onwards for Senior debt to Adjusted EBITDA and 4:1 from January 1, 2020 onwards for Total debt to Adjusted EBITDA (which were the maximum ratios required prior to entering into the amending agreements). As part of the amending agreements, the Company agreed to pay an additional 50 bps in interest rate per annum if the covenant is less than or equal to 3.00:1, 100 bps if the covenant is greater than 3.00:1 and less than or equal to 4.00:1 and 125 bps if the covenant is greater than 4.00:1 and less than or equal to 4.25:1.

Subsequent to December 31, 2019, the Company entered into amending agreements with holders of our senior notes and our bank syndicate to update our financial covenants as follows:

•	for the period from January 1, 2020 onward both the Senior Debt and Total Debt to Adjusted EBITDA covenants have been eliminated; and
•	the maximum for both the Senior Debt and Total Debt to Capitalization will be permanently increased to 75 percent.

As at December 31, 2019, Obsidian Energy was in compliance with all financial covenants on our syndicated credit facility and senior notes and had sufficient liquidity under our syndicated credit facility. Based on strip pricing as of March 27, 2020, the Company is currently forecasting that sufficient liquidity exists under our syndicated credit facility. Additionally, under the Company’s current forecast, if further potential strip price reductions were to occur (in the order of US$10 per barrel), we expect to have sufficient liquidity due to a combination of syndicated credit facility capacity and the ability to implement additional proactive actions within the Company’s control. However, with current significant commodity price volatility due to the COVID-19 pandemic, potential increased production supply from OPEC and Russia and potential lack of storage forcing production shut-ins, future significant decreases to commodity prices may occur which could impact future cash flows and cause uncertainty as to whether the Company has sufficient liquidity throughout 2020. As a result, the Company may be required to obtain additional financing to increase liquidity, which is uncertain at this time. This material uncertainty casts substantial doubt on the Company’s ability to continue as a going concern.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

Financial Instruments

The Company had the following financial instruments outstanding as at December 31, 2019. Fair values are determined using external counterparty information, which is compared to observable market data. Obsidian Energy limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)

Crude Oil
WTI Swaps	8,000 bbl/d	January 2020	$76.48/bbl	$—
WTI Swaps	5,000 bbl/d	February 2020	$77.37/bbl	—
WTI Swaps	5,000 bbl/d	March 2020	$77.38/bbl	—
WTI Swaps	4,000 bbl/d	April 2020	$78.11/bbl	—
WTI Swaps	3,000 bbl/d	May 2020	$77.92/bbl	—
WTI Swaps	2,000 bbl/d	June 2020	$77.41/bbl	—
AECO Swaps
AECO Swaps	21,800 mcf/d	January 2020	$2.54/mcf	—
AECO Swaps	17,000 mcf/d	February 2020	$2.45/mcf	—
Total				$—

Subsequent to December 31, 2019, the Company entered into the following additional crude oil and AECO Swaps:

Reference price	Notional volume	Term	Pricing
WTI	1,650 bbl/d	Q1 2020	$81.73/bbl

AECO	23,700 mcf/d	Q2 2020	$1.68/mcf
AECO	22,800 mcf/d	Q3 2020	$1.68/mcf

The components of risk management on the Consolidated Statements of Income (Loss) are as follows:

	Year ended December 31
	2019	2018
Realized
Settlement of commodity contracts	$(6)	$(65)
Settlement of foreign exchange contracts	—	(20)
Total realized risk management gain (loss)	(6)	(85)

Unrealized
Commodity contracts	(9)	43
Foreign exchange contracts	—	(2)
Cross-currency swaps	—	18
Total unrealized risk management gain (loss)	(9)	59
Risk management gain (loss)	$(15)	$(26)

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

Outlook

For the first quarter of 2020, the Company remained focused on development of the Company’s predictable, light oil, Cardium asset. Through the first quarter of 2020, market conditions have been volatile, and in response to this the Company reduced spending starting in March. Given the current commodity price environment, we are restricting capital spending and beginning to shut-in certain heavy oil properties that are currently uneconomic to produce which we are currently estimating to impact first half 2020 production by approximately 600 boe per day. If oil prices continue at these levels, our capital spending will be minimal. We will provide second half 2020 guidance with our first quarter 2020 results in May.

Metric		H1/2020 Guidance Range
Average Production (1) (2)	boe per day	26,500 – 27,100

Capital Expenditures	$ millions	46
Decommissioning Expenditures	$ millions	8

Operating costs	$/boe	$11.90 – $12.30
G&A	$/boe	$1.70 – $1.90

(1)	Adjusted for asset sales of 115 boe per day.
(2)	Assumes the Government of Alberta's mandatory crude oil and bitumen curtailment program will have an immaterial impact on our 2020 operations as wells outside oil sands designated areas and formations with a spud date of November 8, 2019 or later are exempt from curtailment.

This outlook section is included to provide shareholders with information about Obsidian Energy’s expectations as at March 30, 2020 for average production, production growth rate, capital expenditures, decommissioning expenditures, operating costs and G&A for the first half of 2020 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under "Forward-Looking Statements" and are cautioned that numerous factors could potentially impact the Company and its ability to meet our guidance, including fluctuations in commodity prices, changes to the Government of Alberta's mandatory crude oil and bitumen curtailment program and acquisition and disposition activity.

All press releases are available on Obsidian Energy’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	WTI US$1.00	6	0.08
Liquids production	1,000 bbls/day	5	0.07
Price per mcf of natural gas	AECO $0.10	2	0.03
Natural gas production	10 mmcf/day	5	0.07
Effective interest rate	1%	4	0.05
Exchange rate ($US per $CAD)	$0.01	1	0.02

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2020	2021	2022	2023	2024	Thereafter	Total
Long-term debt (1)	$—	$461	$—	$—	$—	$—	$461
Transportation	9	7	5	3	2	8	34
Power infrastructure	7	2	—	—	—	—	9
Interest obligations	26	24	—	—	—	—	50
Office lease (before recoveries) (2)	24	25	25	25	25	2	126
Lease liability	1	1	1	—	—	6	9
Decommissioning liability (3)	13	6	1	1	1	85	107
Total	$80	$526	$32	$29	$28	$101	$796

(1)	Based on agreements signed subsequent to December 31, 2019, the 2021 figure includes $399 million related to the syndicated credit facility that is due for renewal in 2021. Historically, the Company has successfully renewed its syndicated credit facility.
(2)	The future lease commitments above will be reduced by contracted subleases recoveries totaling $75 million. Subsequent to December 31, 2019, the Company entered into an agreement with its building landlord to reduce its annual net rent amount payable under our office lease to a maximum of $0.8 million per month ($10 million per annum) for the period from February 1, 2020 through January 31, 2025, when the lease expires. This led to a reduction in the commitment amount which is reflected in the table above.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

Subsequent to December 31, 2019, the Company entered into agreements extending the revolving period of our syndicated credit facility to May 31, 2021, with an additional term out period to November 30, 2021, provided that if the lenders do not reconfirm the revolving period on June 22, 2020 the revolving period will accelerate to June 30, 2020 and the end date of the term period will accelerate to April 1, 2021. In addition, the Company has an aggregate of US$47 million in senior notes maturing in 2021. If the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to seek to obtain other sources of financing, including other forms of debt or equity arrangements if available.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at December 31, 2019	73,011,488
Issuances under RPSU plan	10,833
As at March 30, 2020	73,022,321

Options outstanding:
As at December 31, 2019	89,178
Forfeited	(42,156)
As at March 30, 2020	47,022

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

Fourth Quarter Highlights

Key financial and operational results for the fourth quarter were as follows:

	Three months ended December 31
	2019	2018	% change
Financial (millions, except per share or per boe amounts)
Oil and natural gas sales and other income	$112	$82	37
Cash flow from operations	49	19	>100
Basic and Diluted per share	0.67	0.26	>100
Funds flow from operations	54	(2)	n/a
Basic and Diluted per share	0.74	(0.03)	n/a
Net loss	(544)	(113)	>100
Basic and Diluted per share	(7.45)	(1.56)	>100
Capital expenditures	34	41	(17)
Decommissioning expenditures	6	4	50
G&A per boe	$1.68	$1.95	(14)

Operations
Daily production
Light oil (bbls/d)	12,246	11,429	7
Heavy oil (bbls/d)	3,718	4,784	(22)
NGLs (bbls/d)	2,095	2,788	(25)
Natural gas (mmcf/d)	52	65	(20)
Total production (boe/d)	26,639	29,905	(11)
Corporate netback per boe
Sales price	$45.67	$23.42	95
Risk management gain (loss)	0.66	(3.84)	n/a
Net sales price	46.33	19.58	>100
Royalties	(3.79)	(2.33)	63
Operating expenses	(12.75)	(11.82)	8
Transportation	(2.56)	(3.45)	(26)
Netback	$27.23	$1.98	>100

Liquids netback
Sales price	$60.10	$28.39	>100
Risk management gain (loss)	0.97	(6.39)	n/a
Net sales price	61.07	22.00	>100
Royalties	(4.97)	(2.93)	70
Operating expenses	(16.83)	(17.42)	(3)
Transportation	(3.06)	(4.00)	(24)
Netback	$36.21	$(2.35)	n/a

Natural gas netback
Sales price	$2.55	$2.46	4
Risk management gain (loss)	—	0.10	n/a
Net sales price	2.55	2.56	—
Royalties	(0.22)	(0.21)	5
Operating expenses	(0.69)	(0.34)	>100
Transportation	(0.25)	(0.41)	(39)
Netback	$1.39	$1.60	(13)

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 22

Financial

Oil and natural gas sales and other income, cash flow from operations and funds flow from operations increased in the fourth quarter of 2019 compared to 2018 mainly due to higher realized commodity prices. In the comparative quarter, widening crude oil differentials resulted in a lower realized crude oil sales price. During the fourth quarter of 2019, the Company realized the benefit of several successful cost savings initiatives, specifically within operating costs and G&A, which also contributed to the cash flow from operations and funds flow from operations results. In the comparative period in 2018, the Company monetized its physical delivery contract to Northern Border Ventura for total proceeds of $14 million which contributed positively to cash flow from operations.

The net loss in the fourth quarter of 2019 is mainly due to depletion costs and non-cash, PP&E impairment charges within our Cardium and Legacy CGUs. The impairment in the Cardium in mainly due to lower forecasted commodity prices and continued volatility within the Oil and Gas industry which caused us to increase our discount rate, while the Legacy impairment is the result of the Company focusing on the shut-in of several uneconomic properties in the area. In 2018, the net loss is mainly due to non-cash PP&E impairment charges on the Company’s Legacy and Peace River properties.

Operations

Corporate and liquids netbacks increased from the comparative quarter mainly due to higher realized prices and lower realized risk management losses related to hedging activities.

Capital activities during the fourth quarter of 2019 remained focused on development in the Cardium, specifically in Willesden Green, with eight wells drilled.

Production in 2019 declined from the comparable period, due to the Company’s formal Legacy asset shut-in program, restricted spending in the Peace River and Alberta Viking areas and minor disposition activity. During the fourth quarter of 2019, average production within the Company’s key development areas was as follows:

	Three months ended December 31
Daily production (boe/d)	2019	2018	% change
Cardium	20,950	21,395	(2)
Peace River	4,230	5,245	(19)
Alberta Viking	849	1,430	(41)
Legacy	610	1,835	(67)
Total	26,639	29,905	(11)
OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 23

Evaluation of Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in our annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. They include controls and procedures designed to ensure that information required to be disclosed by the Company in our annual filings, interim filings or other reports that we file or submit under applicable securities legislation is accumulated and communicated to the Company’s management, including our Interim Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Interim Chief Executive Officer and Chief Financial Officer of the effectiveness of Obsidian Energy’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 (the “Exchange Act”) and as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) as at December 31, 2019. Based on that evaluation, the Interim Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2019 the disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Obsidian Energy’s management, including our Interim Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, as such term is defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. A material weakness in the Company's ICFR exists if a deficiency, or a combination of deficiencies, in our ICFR is such that there is a reasonable possibility that a material misstatement of our annual financial statements or interim financial reports will not be prevented or detected on a timely basis.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Interim Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s ICFR as at December 31, 2019. The assessment was based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, the Interim Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2019 the Company's ICFR was effective.

Changes in Internal Control Over Financial Reporting

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company's ICFR that occurred during the period beginning on October 1, 2019 and ending on December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR. No changes to the Company’s ICFR were made during the quarter.

New Accounting Pronouncements

The International Accounting Standards Board issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regard to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term of more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard was effective for annual reporting periods beginning on or after January 1, 2019.

Obsidian Energy applied IFRS 16 with an initial adoption date of January 1, 2019, resulting in a change to its accounting policy for lease contracts as detailed below. The Company applied IFRS 16 using the modified retrospective approach under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. As a result, comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4.

OBSIDIAN ENERGY 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS 24

Upon adoption of IFRS 16, the Company identified certain office leases, transportation commitments, vehicle leases and surface leases in-scope under the standard.

•	Office lease commitments pertain to total leased office space. A portion of this office space has been sub-leased to other parties to minimize the Company’s net exposure under the leases.
•	Transportation commitments relate to costs for future pipeline access.
•	Vehicle leases relate to commitments for usage of vehicles.
•	Surface leases allow access to land at a natural gas or oil treatment facility and beyond.

As a result of adopting this standard, the Company had re-allocated the following expenses on the consolidated statements of income (loss) in 2019 to financing expenses and depletion, depreciation, impairment and accretion expense.

•	Reduction in general and administrative expenses by $1 million with corresponding increase to financing expense and depletion, depreciation, impairment and accretion expense.
•	Reduction in operating expenses by $2 million with corresponding increase to financing expense and depletion, depreciation, impairment and accretion expense.
•	Reduction in transportation expenses by $6 million with corresponding increase to financing expense and depletion, depreciation, impairment and accretion expense.
•	Increase in financing expenses by $7 million due to above mentioned changes from the unwinding of discount on lease liabilities.

For further information on the impact of the IFRS 16 adoption on the Company, please refer to Note 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2019.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Obsidian Energy’s significant accounting policies are detailed in Note 3 to our audited consolidated Financial Statements. In the determination of financial results, Obsidian Energy must make certain critical accounting estimates as follows:

Depletion and Impairments

Costs of developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved plus probable reserves with forecast commodity pricing.

All of the Company’s reserves were evaluated by Sproule Associates Limited (“SAL”), an independent, qualified reserve evaluation engineering firm. Obsidian Energy’s reserves are determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, reservoir, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are an important component in determining the recoverable amount in impairment tests. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. To the extent that the recoverable amount, which could be based in part on its reserves, is less than the carrying amount of property, plant and equipment, a write-down against income is recorded.

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Decommissioning Liability

The decommissioning liability is the present value of the Company’s future statutory, contractual, legal or constructive obligations to retire long-lived assets including wells, facilities and pipelines. The liability is recorded on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded decommissioning liability. Actual decommissioning expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 9 to Obsidian Energy’s audited consolidated Financial Statements details the impact of these accounting standards.

Office Lease Provision

The office lease liability is the net present value of future lease payments Obsidian Energy is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The liability is recognized on the balance sheet with the corresponding change charged to income. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability. Actual lease payments less sub-lease recoveries are charged to the liability as the costs are incurred. Note 9 to Obsidian Energy’s audited consolidated Financial Statements details the impact of these accounting standards.

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. Except for the senior notes, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark-to-market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes is disclosed in Note 7 to the Company’s audited consolidated Financial Statements.

Obsidian Energy’s revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To manage our planned capital program to within funds flows from operations, financial instruments including swaps and collars may be utilized from time to time.

Substantially all of the Company’s accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Obsidian Energy may, from time to time, use various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. The Company limits this risk by executing counterparty risk procedures which include transacting only with financial institutions who are members of its credit facility or those with high credit ratings as well as obtaining security in certain circumstances.

Deferred Tax

Deferred taxes are recorded based on the liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Deferred taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

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Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues, net debt and Adjusted EBITDA, included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs. See “Cash flow from Operations and Funds Flow from Operations” above for a reconciliation of funds flow from operations to cash flow from operating activities, being its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See "Results of Operations – Netbacks" and “Fourth Quarter Highlights – Operations” above for a calculation of the Company’s 2019 annual and 2019 fourth quarter netbacks. Gross revenue is oil and natural gas sales and other income including realized risk management gains and losses on commodity contracts and excludes processing fees and other income and is used to assess the cash realizations on commodity sales. See "Oil and Natural Gas Sales and Gross Revenues" above for a reconciliation of gross revenues to oil and natural gas sales and other income, being its nearest measure prescribed by IFRS. Net debt is the total of long-term debt and working capital deficiency and is used by the Company to assess its liquidity. See "Liquidity and Capital Resources – Net Debt" above for a calculation of the Company’s net debt. Adjusted EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayment, restructuring expenses and other expenses. Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to our syndicated bank facility and senior notes. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

Oil and Gas Information

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

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Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the purpose and possible alternatives in connection with the strategic alternative process, and when we would provide an update on such process; that we will continue to focus on development in the Willesden Green area of the Cardium as it unlocks value on this predictable, short payback, low decline light-oil asset; that we continue to focus on our development and strategic efforts in the Cardium, marketing of our interest in the PROP and participating in the ABC program; that we will continue to evaluate asset dispositions and other transactions as part of the strategic review process; the future lease commitments and being indemnified on subleases by the landlord; that if current low crude oil environment continues, we anticipate minimal capital spending for the remainder of the year, however, we do have the operational flexibility if crude oil prices recover; the belief that the Company plans to focus on our industry leading Cardium position offers a predictable growth profile focused on creating liquids weighted, sustainable value for all stakeholders; that safety policies, procedures and programs developed by Obsidian Energy shall meet or exceed legislative requirements and all injuries and serious incidents are reported and investigated accordingly; that the Company is committed to minimizing the environmental impacts of its operations with its programs focusing on stakeholder communication, impact minimization, resource conservation and site abandonment/ reclamation/ remediation; that the Company will target capital expenditures within funds flow from operations; the belief that the Company has the operational flexibility and ready to drill inventory to increase our capital program as commodity prices allow; that we will continue to seek initiatives to further reduce our cost structure, including streamlining our asset base; the expected re-confirmation and term out dates, as applicable, on the credit facility, and the maturity dates on the senior notes and possible alternative dates if the credit facility is not re-confirmed in June 2020; the financial covenant amendments and time frames that are applicable in connection with the amending agreements; that the appeal with former Penn West employees will likely be heard in December 2020; that the Company continues to work through a formal sales process for PROP; that the compliance with certain environmental legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material; that we are dedicated to managing the environmental impact from our operations through the environmental programs which include resource conservation, water management and site abandonment/ reclamation/ remediation; that we will remain in the ABC program for 2020; that the Company continuously monitors operations to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company's lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company's financial flexibility and capital program, supporting the Company's ability to capture opportunities in the market and execute longer-term business strategies; the expected impact to first half production due to shut-in activities; when we will provide our second half 2020 guidance; the first half 2020 guidance including average production range, capital expenditures and decommissioning expenditures and operating and G&A ranges;  that the Alberta mandatory crude and bitumen curtailment program will have an immaterial impact on our 2020 operations; that under the Company’s current forecast, sufficient liquidity exists if further potential strip price reductions were to occur (in the order of US$10 per barrel), we expect to have sufficient liquidity due to a combination of syndicated credit facility capacity and the ability to implement additional proactive actions within the Company’s control; that due to significant commodity price volatility currently due to the COVID-19 pandemic, potential increased production supply from OPEC and Russia and potential lack of storage forcing production shut-ins, future significant decreases to commodity prices may occur which could impact future cash flows and cause uncertainty as to whether the Company has sufficient liquidity throughout 2020; and the sensitivity analysis and contractual obligations and commitments moving forward. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: we will have the ability to continue as a going concern going forward and realize our assets and discharge our liabilities in the normal course of business; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than as stated herein (provided that the forward-looking guidance set out herein, including under "Outlook", does not take into account the proposed sale of our interest in PROP); the impact of the Alberta government mandated curtailment of crude oil and bitumen production; the impact of regional and/or global health related events on energy demand; global energy policies going forward; that we are able to move forward through the various reconfirmation, redetermination dates with the credit facility and pay the senior notes at the new negotiated maturity dates; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

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Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are not able to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete the disposition of assets on favorable terms or at all, including the proposed disposition of the Company's interest in PROP; the impact that any government assistance programs could have on the Company in connection with, among other things, the COVID-19 pandemic and other regional and/or global health related events; the impact on energy demands due to regional and/or global health related events;   the possibility that the Company is unable to renew its credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature and/or obtain debt financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with the syndicated banks and the holders of our senior notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the impact of existing or new production curtailments; and the other factors described under "Risk Factors" in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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